UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Lori Turner
   7461 Callaghan Road


   San Antonio, TX  78229
2. Issuer Name and Ticker or Trading Symbol
   Docucon, Inc. (DOCU)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   08/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  08/17/98    P        100           A  $0.940                      D  Direct
Common Stock                                  08/17/98    P        500           A  $0.880                      D  Direct
Common Stock                                  08/17/98    P        2,400         A  $0.970       15,584         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $2.000                                                                                  08/10/03
to buy)
Incentive Stock Option (right  $2.120                                                                                  05/16/05
to buy)
Incentive Stock Option (right  $2.240                                                                                  07/30/01
to buy)
Incentive Stock Option (right  $2.240                                                                                  08/31/01
to buy)
Incentive Stock Option (right  $2.240                                                                                  08/13/02
to buy)
Incentive Stock Option (right  $2.240                                                                                  05/17/04
to buy)
Incentive Stock Option (right  $2.640                                                                     03/12/97     09/12/07
to buy)
Incentive Stock Option (right  $3.500                                                                                  02/15/06
to buy)
Incentive Stock Option (right  $4.000                                                                     03/01/05     07/01/05
to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   248                       248           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   876                       876           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,000                     5,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   2,500                     2,500         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   248                       248           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,000                     1,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   6,248                     6,248         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1,248                     1,248         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   75,000                    75,000        D   Direct
to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Lori Turner
DATE